SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 11, 2011

I. Date, Time and Place: August 11, 2011, at 02:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room (“Company), Jardim Aeroporto, São Paulo, SP. II. Attendance: All the members of the Board of Directors of the Company. III. Calling: Waived, due to the attendance of all the members of the Board of Directors. IV. Presiding Board: As chairman of the meeting, Mr. Constantino de Oliveira Junior invited me, Henrique Constantino, to act as secretary of the meeting. V. Agenda: To adopt resolutions on the following matters: (a)  approval of the Financial Statements of the Company for the second quarter of 2011, with the special review by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”); and (b)  repurchase of the Company’s shares. VI. Resolutions: After the necessary explanations were provided, after detailed review of the Financial Statements and other documents referring to the matters hereof, and considering the recommendation of the Audit Committee, the following matters were approved by unanimous vote: (a)  the Financial Statements of the Company for the second quarter of 2011. Accordingly, a copy of the Financial Statements, duly approved and initialed by the Presiding Board, will be filed with the head-office and will be disclosed within the legal term; and (b)  repurchase of the Company’s shares under the following conditions: (i)  the purpose of the repurchase of the Company’s shares is the acquisition of preferred shares of the Company to be held as treasury shares and to be subsequently disposed of and/or cancelled, without reduction of the capital stock, and it is aiming to enable the Company to achieve important opportunities of value enhancement, in view of the actual decrease in the Company’s market share; (ii)  the total number of shares to be purchased is up to 9,493,188 preferred shares, equivalent to 10% of the total outstanding shares, according to CVM Instruction No. 10/80, which total 94,931,886 preferred shares; (iii)  the maximum term for the transaction to be effected is 365 days from the approval of the matter, that is, until August 11, 2012; (iv)  the acquisition of the shares shall be made at the floor session of the Stock, Commodities and Futures Exchange (“BM&FBOVESPA”) and the price thereof may not exceed their respective prices offered at the Stock Exchange; (v)  the shares purchased shall be held as treasury shares, during which period no political or economical rights shall attach to them; and (vi)  the intermediary institutions in charge of carrying out the repurchase of the shares are: SANTANDER CCVM S/A, Av. Presidente Juscelino Kubitschek, 2.235, 24º floor, São Paulo, SP; Deutsche Bank Corretora de Valores S/A, Av. Brigadeiro Faria Lima, 3.900, 13º floor, São Paulo, SP; and Merrill Lynch S/A CTVM, Av. Faria Lima, 3.400, cj. 161, São Paulo, SP. VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the Chairman and by the Secretary of the meeting. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book. I hereby certify this present instrument is a free translation of the minutes drawn up in the Company’s records.

São Paulo, August 11, 2011.

        ______________________________                  _____________________________

Constantino de Oliveira Junior                              Henrique Constantino

      Chairman                                                   Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.